Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

December 2, 2022

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Ms. Kimberly A. Browning Mr. Michael Spratt

Re:	Ares Strategic Income Fund Registration Statement on Form N-2 File Nos. 333-264145 and 814-01512

Ladies and Gentlemen:

This letter is sent on behalf of Ares Strategic Income Fund (the “Fund”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) communicated via teleconference to the undersigned on September 2, 2022 and November 21, 2022 (the “Comment Letter”) regarding Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2.

Please note that the Fund today filed with the Commission Pre-Effective Amendment No. 2 to the Registration Statement (the “Registration Statement”) reflecting, among other things, the revisions set forth below.

For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Fund’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement. We acknowledge that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that revisions with respect to one portion of the Registration Statement are applicable to all similar portions of the Registration Statement.

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Securities and Exchange Commission December 2, 2022 Page 2

1.	Comment: It has been proposed that the first sentence of the first paragraph on the cover page be revised to state: “Ares Strategic Income Fund is a newly organized Delaware statutory trust that seeks to invest primarily in directly originated assets, including debt securities, made to or issued by U.S. middle-market companies, which we generally define as companies with annual net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million or more.” Please clarify what is meant by “or more.” The Staff believes this language is ambiguous as to the size of companies the Fund may invest in.

Response: The Fund has revised the disclosure on the cover page and throughout the Registration Statement to remove “or more.”

2.	Comment: It has been proposed that the first sentence of the second paragraph on the cover page be revised to state: “We are a specialty finance company that is a closed-end management investment company organized as a Delaware statutory trust.” Please define “specialty finance company” in plain English in accordance with the instructions to Form N-2.

Response: The Fund has revised the disclosure on the cover page and throughout the Registration Statement to remove “specialty finance company” from its disclosures.

3.	Comment: The Staff notes that the Fund proposes to delete the disclosure stating that the Fund is non-diversified. Please explain to the Staff why this disclosure is being deleted and confirm that disclosure as to the Fund’s investment strategy and corresponding risk factors is consistent with this revision.

Response: Based on the anticipated holdings of the Fund, the Fund does not intend to be a “non-diversified company” as defined in Section 5(b)(2) of the 1940 Act. The Fund confirms that the Fund’s investment strategy and corresponding risk factors are consistent with this revision.

4.	Comment: The Staff notes that the Fund proposes to delete “portfolio companies” in the following bullet point: “the war in Ukraine and Russia and the potential for volatility in energy and other commodity prices and their impact on the portfolio companies and industries in which we invest.” Please confirm that conforming revisions have been made throughout the registration statement. Please also conform the usage of “the portfolio companies” and “our portfolio companies” throughout the Registration Statement.

Response: The Fund has revised this disclosure throughout the Registration Statement.

5.	Comment: The last paragraph under the first question on page 6 states: “The Fund, together with the other entities relying on the Co-Investment Exemptive Order, has applied for an amendment to such order to amend the term, “Follow-On Investment,” consistent with the temporary relief granted by the SEC on April 8, 2020.” Please clarify this disclosure to note that if the order amending the term “Follow-On Investment” is granted, the amendment would permit follow-on investments by affiliated investment funds.

Response: The Fund advises the Staff that the application for amendment to the Co-Investment Exemptive Order was noticed by the Commission on September 8, 2022 and issued on September 30, 2022. The Fund has revised this disclosure throughout the Registration Statement accordingly.

Securities and Exchange Commission December 2, 2022 Page 3

6.	Comment: Your response, in a letter dated August 8, 2022, to Staff Comment #5 on the initial Registration Statement (the “August Response Letter”) stated that the “Fund does not currently intend to waive the management fee for the first six months following the date the Fund breaks escrow.” Please confirm that the Adviser, rather than the Fund, does not currently intend to waive the management fee for the first six months following the date the Fund breaks escrow or satisfies the minimum offering condition, as applicable.

Response: The Fund confirms that that the Adviser does not currently intend to waive the management fee for the first six months following the date the Fund breaks escrow or satisfies the minimum offering condition, as applicable.

7.	Comment: Please confirm whether the newly added “Calculation of Registration Fee” table should only include Class I Common Shares if the Fund’s Multi-Class Order is not issued before Class S and Class D Common Shares are offered.

Response: Pursuant to Item 25.2.s of Form N-2, the Fund will register a certain number of its Common Shares, and not specific classes of Common Shares. The Fund confirms that it will not offer Class S and Class D Common Shares to shareholders until the Fund receives its Multi-Class Order. The Fund has added disclosure on page vi of the Registration Statement to that effect.

8.	Comment: Please note that there are still some uses of the phrase “other securities” in the Registration Statement. Please delete this phrase throughout the Registration Statement.

Response: The Fund has revised this disclosure throughout the Registration Statement.

9.	Comment: Please advise how much the Fund expects to invest in hedge funds and private equity funds that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act (“Private Funds”). If the Fund expects to invest more than 15% of the Fund’s assets in Private Funds, please note that registered investment funds that invest in such Private Funds should impose a minimum investment amount of at least $25,000 and restrict sales of the Fund’s shares to investors that, at a minimum, satisfy the accredited investor standard. Please explain why it would be appropriate to offer the Fund’s shares without imposing these limits. The Staff may have additional comments after reviewing your response.

Response: The Fund does not anticipate that it will invest more than 15% of its assets in Private Funds. Further, investment in Private Funds will not be a principal investment strategy of the Fund.

10.	Comment: Please add a bullet stating under “Investing in our Common Shares involves a high degree of risk…” that an investment in the Fund is suitable only for investors with the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund.

Response: The Fund has added this disclosure on page i of the Registration Statement.

Securities and Exchange Commission December 2, 2022 Page 4

11.	Comment: Where “return of capital” is discussed, please add additional language to clarify that any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

Response: The Fund has added disclosure on page 111 of the Registration Statement to clarify that should the Fund liquidate and return capital to its shareholders, the Fund must first satisfy its obligations to its creditors, and shareholder distributions will be made after payment of any applicable fees and expenses.

12.	Comment: In the last bullet under “Investing in our Common Shares involves a high degree of risk…”, please revise the disclosure about the Fund’s ability to invest in “junk” securities to specify the extent to which the Fund will invest in junk securities. We note disclosure on page 3, under the heading “What types of investments do you intend to make” indicates the Fund will invest at least 80% of its total assets in “debt investments,” most of which will consist of junk securities. Please consider adding additional clarifying language to the last bullet by noting that the Fund “intends to invest significantly in ‘junk’ securities.”

Response: The Fund has revised the disclosure on page i of the Registration Statement to add “We intend to invest significantly in junk bonds.”

Prospectus Summary

13.	Comment: Please confirm if the instruments included in the graphic under “Who are Ares and the Ares Credit Group” will be invested in as part of the principal investment strategies of the Fund, and, if so, confirm that appropriate strategy and risk disclosure is included in the Registration Statement. The Staff believes that a reasonable shareholder may believe that such instruments will be investments of the Fund, rather than those generally made by the Fund’s investment adviser.

Response: The Fund has revised the disclosure on page 1 of the Registration Statement to clarify that such graphic illustrates the spectrum of liquid and illiquid credit strategies currently managed by the Ares Credit Group. The Fund has further revised the disclosure to clarify that although the Fund's objective is to bring the Ares Credit Group’s leading credit investment platform to the Fund, the Fund may not principally in all of Ares Credit Group’s investment strategies and its investments across those strategies may vary over time, perhaps materially.

14.	Comment: We note disclosure concerning Ivy Hill Asset Management, L.P. (“IHAM”). Please clarify the specific role IHAM has with respect to the Fund and how its role as a portfolio company of Ares Capital Corporation is relevant to the Fund. Please confirm if funds managed by IHAM are included in the calculation of the investment adviser's assets under management and why it is appropriate and not misleading to shareholders to do so.

Response: The Fund confirms that funds managed by Ivy Hill Asset Management, L.P. (“IHAM”) are included in the assets under management ("AUM") of Ares Management Corporation (“Ares”) because IHAM is a related person of the Fund’s investment adviser, Ares Capital Management LLC (“ACM”), and Ares Management LLC (“AM LLC”), as disclosed on their respective Forms ADV. ACM serves as the investment manager to most of Ares' U.S. direct lending funds and institutional accounts, including the Fund and Ares Capital Corporation (“ARCC”). ARCC directly or indirectly owns the equity and voting interests of its portfolio company, IHAM, which is registered with the SEC as an investment adviser. AM LLC is the parent company of ACM and is registered with the SEC as an investment adviser. Both ACM and AM LLC are subsidiaries of Ares. As a result, the Fund believes this presentation of the AUM of Ares is appropriate and consistent with Ares’ SEC reporting.

Securities and Exchange Commission December 2, 2022 Page 5

15.	Comment: In the first paragraph of “What types of investments do you intend to make?”, the third sentence states that the “Fund may also invest in foreign instruments . . . .” If the Fund will not invest principally in the securities of foreign issuers (including, if applicable, those located in emerging and/or frontier markets), please relocate this disclosure to an appropriate section so that it will not be viewed as a principal investment strategy of the Fund.

Response: The Fund has included such disclosure to page 62 of the Registration Statement under “Investment Objective and Strategies” and has removed this disclosure from page 3 of the Registration Statement.

16.	Comment: The second paragraph of “What types of investments do you intend to make?” states that the Fund “will generally not have direct rights against the underlying borrowers or entities that sponsor the CLOs.” Please confirm that the attendant risks of not having these direct rights was added to the Risk Factors section concerning CLOs.

Response: The Fund confirms that such disclosure is included on page 41 of the Registration Statement under the Risk Factor entitled “Our debt investments may be risky and we could lose all or part of our investment”.

17.	Comment: Please explain why the Fund proposes to delete “capital” from “capital gains” when used in connection with the calculation of the Fund’s incentive fee (see Section 205(b)(3) of the Investment Advisers Act of 1940, as amended, which uses the term “capital gains”).

Response: The Fund has revised the disclosure throughout the Registration Statement to include “capital” in discussions of “capital gains” when used in connection with the calculation of the Fund’s incentive fee.

18.	Comment: Please add disclosure to the Registration Statement to clarify if the Fund’s pre-incentive fee investment income on which the Fund’s incentive fee is based excludes the shareholder servicing and/or distribution fee, if any.

Response: The Fund has revised the disclosure on page 19 of the Registration Statement to clarify that the Fund’s pre-incentive fee net investment income on which the Fund’s incentive fee is based excludes any distribution and/or shareholder servicing fees payable by the Class S Shares and the Class D Shares.

19.	Comment: Please confirm the Registration Statement includes disclosure regarding the Fund being new and its performance, as well as any benefits it may derive from its affiliation with Ares Credit Group, have yet to be realized.

Response: The Fund confirms that such disclosure is included on page 22 of the Registration Statement under the Risk Factor entitled “We have a limited operating history”.

20.	Comment: Please confirm that the Registration Statement includes a graphical representation and examples showing how the Fund calculates the incentive fee.

Response: The Fund confirms that a graphical representation and examples showing how the Fund calculates the incentive fee are included beginning on page 88 of the Registration Statement under “Incentive Fee".

21.	Comment: Your previous response in the August Response Letter indicated that the Fund’s incentive fee is not based on a particular class and will be allocated to each class of shares based upon the relative proportion of net assets represented by such class. Please add this language to the Registration Statement.

Response: The Fund has added such disclosure on page 15 of the Registration Statement.

Securities and Exchange Commission December 2, 2022 Page 6

22.	Comment: The fee table and/or the footnotes thereto previously disclosed information with respect to the Fund’s voluntary waiver agreement of its management fee. Please clarify why the Fund removed this disclosure regarding its voluntary waiver agreement of its management fee and what fee waiver agreements will be in place when the Registration Statement is declared effective.

Response: The Fund confirms that it does not intend to have fee waiver agreements in place with respect to its management fee when the Registration Statement is declared effective and, accordingly, such disclosure has been deleted throughout the Registration Statement.

23.	Comment: In listing the actions the Fund will not indemnify under “Our investment adviser’s liability is limited . . . “, please conform the disclosure to that of Section 17(i) of the 1940 Act.

Response: The Fund has revised the disclosure on page 36 of the Registration Statement to conform to Section 17(i).

24.	Comment: Please delete the following two sentences from the Registration Statement: “The risks below are not the only risks we face but do represent the known material risks and uncertainties that we believe are most significant to our business, operating results, financial condition, prospects and forward-looking statements. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance.” Per Item 8 of Form N-2, the Registration Statement must disclose the Fund’s material risks.

Response: The Fund has removed such disclosure from page 22 of the Registration Statement.

25.	Comment: Please enhance the disclosure in “Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement” to clarify that the investment adviser is not currently waiving any advisory fees, but may do so in the future. Specifically, please clarify the language “Substantial portions of our distributions may be funded through the reimbursement of certain expenses by our investment adviser and its affiliates, including through the waiver of certain investment advisory fees by our investment adviser” (emphasis added).

Response: The Fund has revised this disclosure on page 37 of the Registration Statement.

26.	Comment: Please confirm that the attendant risk disclosure regarding the Fund’s engagement in unfunded commitments is included in the Registration Statement.

Response: The Fund confirms that such disclosure is included on page 45 of the Registration Statement under the Risk Factor entitled “As a BDC, we are permitted to enter into unfunded commitment agreements, and, if we fail to meet certain requirements, we will be required to treat such unfunded commitments as derivative transactions, which may limit our ability to use derivatives and/or enter into certain other financial contracts”.

Securities and Exchange Commission December 2, 2022 Page 7

27.	Comment: The disclosure in the first paragraph of the Risk Factor “We are subject to risks related to corporate social responsibility” states: “Ares also recognizes the importance of considering ESG factors in the investment-decision making process in accordance with its ESG policy.” Please expand this text to clearly articulate the Fund’s ESG policy. Please disclose, if accurate, that an investment may be made in a company that receives a poor ESG score if such company scores strongly in other categories. The Staff notes that such enhanced disclosure may be brief, and a lengthy discussion in this section is not requested.

Response: The Fund has revised this disclosure on page 34 of the Registration Statement.

28.	Comment: Please explain to the Staff why the following language is proposed to be deleted from the Registration Statement under Incentive Fee: “These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of the incentive fee payable to our investment adviser with respect to pre-incentive fee net investment income returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive pre-incentive fee net investment income returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses.”

Response: The Fund has moved such disclosure to page 87 of the Registration Statement under the heading “Incentive Fee—Incentive Fee Based on Income.”

29.	Comment: Please revise the second to last sentence of the second paragraph under “Share Repurchase Program” as follows: “We will conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all shareholders and filed on Schedule TO.”

Response: The Fund has revised this disclosure throughout the Registration Statement.

30.	Comment: Please delete “eligible” before “shareholders” and add “full” before “business days” in the following phrase: “all eligible shareholders be given at least 20 business days to elect to participate in such share repurchases.”

Response: The Fund has revised this disclosure on page 124 of the Registration Statement.

31.	Comment: Please confirm the date on which the Fund’s net asset value is calculated for the purposes of share repurchases. In some instances, the date is disclosed as the last “calendar” day of the quarter, and in some instances the date is disclosed as the last “business” day of the quarter.

Response: The Fund has revised the disclosure on page 124 of the Registration Statement to clarify that for purposes of the share repurchase program, the Fund’s net asset value will be calculated as of the last calendar day of the preceding month during the applicable tender offer period.

Securities and Exchange Commission December 2, 2022 Page 8

32.	Comment: Please explain why it is appropriate to calculate the Fund’s net asset value (i.e., the price at which repurchased shares will be valued) on a date that is different than the expiration of the tender offer.

Response: The Fund advises the Staff that its calculation of net asset value being determined on a date that is different than the expiration of a future tender offer primarily reflects the operational and timing constraints involved in arriving at a final month-end valuation of the private investments that will be held by the Fund, and is intended to ensure that all shareholders are protected and treated fairly, whether they are tendering shareholders, continuing shareholders or subscribing shareholders (who will purchase shares at the month-end net asset value per share, which, under the current arrangement, would be the same price paid to tendering shareholders).

33.	Comment: Please add disclosure to the Registration Statement that tender offer proceeds will be paid promptly in accordance with the tender offer rules (i.e., paid in cash and/or securities exempt from registration under Section 3 of the Securities Act of 1933 no later than five business days after the repurchase deadline). Please note that Rule 13e-1(c) and 13e-4(f)(5) require payment for tendered shares to be made promptly.

Response: In accordance with recent Commission guidance, the Fund has added disclosure on page 125 of the Registration Statement to clarify that it will provide payment within 5 business days of the tender offer expiration date of each repurchase offer in cash.

34.	Comment: The Staff notes the following disclosure proposed to be added to the Registration Statement under Share Repurchase Program: “Repurchases of shares from shareholders by the Fund will be paid in cash and/or securities exempt from registration under Section 3 of the Securities Act no later than five business days after the expiration of the repurchase deadline.” The Staff does not consider the issuance of non-interest bearing, non-transferable promissory notes to be prompt payment under Rule 13e-1(c) and 13e-4(f)(5) of the Securities Exchange Act of 1934, as amended.

Response: The Fund has revised the disclosure on page 125 of the Registration Statement to remove the reference to securities exempt from registration under Section 3 of the Securities Act.

35.	Comment: The second sentence of the first paragraph on the cover page states: “To a lesser extent, we may make investments in broadly syndicated loans and other more liquid credit opportunities, including in publicly traded debt instruments, for cash management purposes.” Please clarify what “to a lesser extent” means in plain English.

Response: The Fund has revised the disclosure on the cover page of the Registration Statement to remove “to a lesser extent.”

Securities and Exchange Commission December 2, 2022 Page 9

36.	Comment: Footnote #2 to the pricing table includes the phrase “we will also pay” in multiple instances. If Fund shareholders will ultimately bear certain expenses, please clarify this in the disclosure, similar to the fee table.

Response: The Fund has revised the disclosure in Footnote #2 to the pricing table on page 53 of the Registration Statement to clarify that Fund shareholders will bear certain expenses relating to shareholder servicing and/or distribution fees.

37.	Comment: Under “Who are Ares and the Ares Credit Group?” please explain first who serves as the Fund’s investment adviser, and then its relationship to the largely Ares entity.

Response: The Fund has revised this disclosure on page 1 of the Registration Statement.

38.	Comment: The last sentence of the third paragraph under “What types of investments do you intend to make?” states that the Fund may make “other opportunistic investments resulting from periods of market dislocation.” Please clarify what these opportunistic investments include (see Item 8.2(d)(1) of Form N-2). If such investments are intended to comprise less than 10% of the Fund’s portfolio and are not a principal investment strategy of the Fund, please remove this disclosure.

Response: The Fund has removed this disclosure from pages 3 and 69 of the Registration Statement.

39.	Comment: Please add the previously deleted disclosure that clarified when the Adviser would be reimbursed, or clarify why such disclosure was removed. Please confirm, if applicable, that disclosure regarding the Adviser’s voluntary fee waiver has been deleted throughout the Registration Statement.

Response: The Fund confirms that it does not intend to have any fee waiver agreements in place when the Registration Statement is declared effective and, accordingly, such disclosure has been deleted throughout the Registration Statement.

40.	Comment: Footnote #1 to the Fees and Expenses table states, in part, that “no upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares. However, if you buy Class S shares or Class D shares through certain selling agents, they may directly charge you transaction or other fees…”. Accordingly, please confirm that no fee will be included in the line item “Maximum Sales Load” in the Fees and Expenses table.

Response: The Fund confirms that no fee will be included in the line item “Maximum Sales Load” in the Fees and Expenses table in the Registration Statement.

Securities and Exchange Commission December 2, 2022 Page 10

41.	Comment: When discussing the Fund’s Multi-Class Exemptive Order, please add disclosure that certain actions in reliance on the order may only be taken if the Fund receives the order.

Response: The Fund has revised this disclosure on page vi of the Registration Statement.

42.	Comment: The second sentence of footnote #7 to the Fees and Expenses table states “To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders.” Please add “Common” before shareholders. Please make this revision throughout the Registration Statement.

Response: The Fund has revised this disclosure throughout the Registration Statement.

43.	Comment: Please revise the second sentence in the second paragraph under “Estimated Use of Proceeds” pursuant to Item 7.2 and Guide No.1 to Form N-2, as the Staff finds this disclosure to be too vague. Please note that the Staff does not consider assets invested in money market funds or cash to be invested in accordance with a business development company’s business purpose.

Response: The Fund has revised this disclosure on page 52 of the Registration Statement.

44.	Comment: The third sentence of the third paragraph under “Estimated Use of Proceeds” states “Unless our investment adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement, in which case we will repay such expenses pursuant to the terms of that agreement, we will be obligated to reimburse such advanced expenses upon breaking escrow for this offering. Any reimbursements will not exceed actual expenses incurred by our investment adviser and its affiliates.” Please revise “we will repay” to make clear that Common Shareholders will ultimately bear these expenses.

Response: The Fund has revised this disclosure on page 52 of the Registration Statement.

45.	Comment: Please confirm to the Staff that the Fund will not pay a fee under the License Agreement.

Response: The Fund confirms that it will not pay a fee under the License Agreement.

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Securities and Exchange Commission December 2, 2022 Page 11

We hope that the foregoing has been responsive to the Staff’s comments. Please note that if we intend to omit certain information from the form of Prospectus included with the Registration Statement, that is declared effective in reliance on Rule 430A under the Securities Act, we will supplementally identify for you any omitted information. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Nicole M. Runyan of Kirkland & Ellis LLP at (212) 446-4774 or nicole.runyan@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-mail
Nicole M. Runyan, P.C., Kirkland & Ellis LLP Joshua M. Bloomstein, Ares Management Corporation